

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Stephen Fitzpatrick
Chief Executive Officer
Vertical Aerospace Ltd.
140-142 Kensington Church Street
London, W8 4BN

      Re: Vertical Aerospace Ltd.
           Registration Statement on Form F-1
           Filed January 18, 2022
           File No. 333-262207

Dear Mr. Fitzpatrick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: David Stewart